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Exhibit 7(h)
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              [LETTERHEAD OF LEWIS, RICE & FINGERSH, L.C.]

                          February 6, 1997



Board of Directors
Illini Corporation
120 South Chatham Road
Springfield, IL  62704

Attn:  Mr. Thomas A. Black, Chairman

Gentlemen:

      Our client, Mrs. Mae H. Noll, has asked us to deliver this letter to you on her behalf.

      As you previously were made aware, Mrs. Noll has been considering the possibility of selling her substantial ownership interest in Illini Corporation stock. While at this point in time she has not actively sought potential buyers, she has received expression of interest from certain parties at prices far in excess of both the current market price and book value of the stock.

      Given the long history of her ownership - since the founding of the Company - and her status as the Company's largest shareholder, Mrs. Noll naturally has given much thought to a possible sale of her shares as well as the future of Illini Corporation.

      Mrs. Noll generally is very disappointed in the Company's recent financial results. Illini Corporation continues to be burdened with an excessively high cost structure which is reflected in its low profitability. The Company ranks poorly in most of the important measures of bank performance, including its return on assets, return on equity, efficiency ratio, etc. This poor performance, in turn, is reflected in the market price of Illini stock, which has traded at substantial discounts to book value while better performing banks, and even average performing banks, are trading at substantial premiums to book value.

      These observations are not meant to criticize the Board of Directors of Illini Corporation. The Company's poor performance may be attributable more to the general difficulties inherent in competing against the much larger and more sophisticated regional banking organizations that dominate the Springfield marketplace,



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Illini Corporation
February 6, 1997
Page 2

than to specific management shortcomings. As you are well aware, these large regional banks are able to offer a broader array of financial products and services in a more cost effective and convenient manner than is a Company of Illini's modest size.

      In any event, Mrs. Noll is requesting that the Board of Directors pursue a merger of Illini Corporation with a larger banking organization. A merger with a larger organization could be structured as a tax-free stock-for-stock exchange at a value (based upon the expressions of interest which Mrs. Noll has received for her minority ownership block) that reasonably could exceed two times the recently prevailing market price of Illini Corporation stock. It doesn't seem plausible to us that an independent strategy could rival the value that such a merger would provide all the shareholders of Illini Corporation. It makes sense to capitalize on Illini's franchise now, before the Company's continuing weak financial performance and competitive handicaps deteriorate its value any further.

      Accordingly, as the Company's largest shareholder, Mrs. Noll urges you to retain independent professional investment banking expertise to put together a merger which will realize the full value of the shares owned by every single shareholder of Illini Corporation.

      While Mrs. Noll would greatly prefer such a merger transaction which would benefit every Company shareholder, she has made it clear that she intends to dispose of her stock at the best price obtainable if you should fail to undertake such a merger. That would be most unfortunate, however, as the smaller shareholders of the Company would be denied the opportunity to receive a premium price for their stock, which Mrs. Noll is confident that she will receive in either scenario for her shares as the Company's largest shareholder.

      In closing, Mrs. Noll requests that the Board of Directors of Illini Corporation fulfill its fiduciary duty to every shareholder by arranging a merger transaction which will benefit everyone.

                              Very truly yours,

                              /s/ Thomas C. Erb

                              Thomas C. Erb

TCE/jns